

June 23, 2015

Via Email
Bruce Busmire
Chief Financial Officer
Energy XXI Ltd
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re:** **Energy XXI Ltd**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2015**
> **Filed May 8, 2015**
> **Response Dated June 12, 2015**
> **Form 8-K Filed May 7, 2015**
> **File No. 001-33628**

Dear Mr. Busmire:

We have reviewed your June 12, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 29, 2015 letter.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Known Trends and Uncertainties, page 54

1. Your response to prior comment 3 specifies that you have a basis to state there is a reasonable likelihood of further ceiling test impairments. However, you do not believe that you can reliably quantify the reasonably possible near-term financial impact. Based on the nature of the full cost ceiling limitation, it appears that you should have sufficient information to estimate the potential near-term financial impact of further impairment,

especially with a view toward the next reporting period. Please revise your disclosure to provide quantification if you continue to believe further impairment charges are reasonably likely in the near-term.

Form 8-K Filed May 7, 2015

Exhibit 99.1

2.   Your response to prior comment 5 indicates that the adjustments you are labeling as "non-recurring" meet the specified criteria in Item 10(e)(1)(ii)(B) of Regulation S-K because the expenses comprising the adjustments are not reasonably likely to recur within two years and there were no similar expenses within the prior two years. Given the variety of expenses described in your response that comprise the adjustments labeled as "non-recurring," please add clarifying disclosure that provides appropriate detail as to the components of each adjustment for the periods presented.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief